Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter Results

Solid results continue to demonstrate the Company's resilience

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), including net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), cash flow from operating activities per common share, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein.

CALGARY, AB, Nov. 5, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the third quarter of 2020.

Financial and Operational Overview

	3 Months Ended	September 30	9 Months Ended	September 30
($ millions, except where noted)(unaudited)	2020	2019	2020	2019
Infrastructure and other services revenue	744	594	2,199	1,764
Product sales revenue	825	1,106	2,309	3,712
Total Revenue	1,569	1,700	4,508	5,476
Net revenue(1)	849	751	2,490	2,283
Gross profit	563	613	1,746	1,830
Earnings	318	370	885	1,347
Earnings per common share – basic (dollars)	0.51	0.66	1.39	2.45
Earnings per common share – diluted (dollars)	0.51	0.66	1.39	2.44
Cash flow from operating activities	434	535	1,486	1,804
Cash flow from operating activities per common share – basic (dollars)(1)	0.79	1.05	2.70	3.53
Adjusted cash flow from operating activities(1)	524	530	1,686	1,658
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.95	1.04	3.07	3.25
Common share dividends declared	346	307	1,039	899
Dividends per common share (dollars)	0.63	0.60	1.89	1.76
Capital expenditures	174	421	868	1,216
Total volume (mboe/d)(2)	3,451	3,436	3,462	3,408
Adjusted EBITDA(1)	796	736	2,415	2,274

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,580	378	541	2,570	331	458	2,588	1,150	1,631	2,532	1,031	1,387
Facilities	871	180	251	866	161	233	874	517	757	876	486	701
Marketing & New Ventures(3)	—	5	34	—	120	83	—	77	118	—	313	301
Corporate	—	—	(30)	—	1	(38)	—	2	(91)	—	—	(115)
Total	3,451	563	796	3,436	613	736	3,462	1,746	2,415	3,408	1,830	2,274

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis for the three and nine months ended September 30, 2020 ("MD&A") for further information.

Financial & Operational Highlights

  Earnings in the third quarter of $318 million represent a 14 percent decrease over the same period in the prior year. Earnings were positively impacted by higher gross profit in Pipelines and Facilities, as the contribution from additional assets following the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline (the "Kinder Acquisition") offset weaker global energy demand resulting from the ongoing COVID-19 pandemic. Marketing and New Ventures was impacted by lower margins on crude oil and NGL sales during the quarter as a result of reduced crude activities due to the impact of the COVID-19 pandemic on market conditions, in addition to lower frac spreads impacting NGL margins. General & administrative expense net of other income decreased due to lower incentive costs.
  Third quarter adjusted EBITDA of $796 million represents an eight percent increase over the same period in the prior year. The third quarter was positively impacted largely by the contribution from new assets following the Kinder Acquisition, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower commodity prices and frac spreads during the third quarter of 2020, and a lower contribution from Alliance due to less interruptible volumes and from Aux Sable due largely to lower NGL margins and a narrower AECO-Chicago natural gas price differential, which reduced revenue.
  Cash flow from operating activities of $434 million for the third quarter was a decrease of 19 percent over the same period in the prior year. The decrease was primarily driven by an increase in taxes paid, as corporate tax installments were deferred until the third quarter of 2020 due to the COVID-19 pandemic, an increase in net interest paid, a decrease in distributions from equity accounted investees and a change in non-cash working capital, partially offset by the increase in operating results after adjusting for non-cash items. On a per share (basic) basis, cash flow from operating activities for the third quarter decreased by 25 percent, compared to the same period in the prior year, due to the same factors, as well as additional common shares issued pursuant to the Kinder Acquisition.
  Adjusted cash flow from operating activities of $524 million in the third quarter represents a one percent decrease over the same period in the prior year. The same factors impacting cash flow from operating activities, discussed above, were largely offset by the change in taxes paid, net of the change in non-cash working capital. On a per share (basic) basis, adjusted cash flow from operating activities for the third quarter decreased by nine percent compared to the same period in the prior year, due to the same factors, as well as additional common shares issued pursuant to the Kinder Acquisition.
  Total volume of 3,451 mboe/d for the third quarter was consistent with the same period in the prior year.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the third quarter of $541 million, which represents an 18 percent increase compared to the same period in the prior year. The quarter was positively impacted by higher revenue associated with Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by increased operating expenses associated with the larger asset base and a lower contribution from Alliance due to lower interruptible volumes driven by the narrower AECO-Chicago natural gas price differential.
  Pipelines volumes of 2,580 mboe/d in the third quarter were consistent with the same period in the prior year. Volumes were positively impacted by the contribution from Cochin Pipeline following the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby Pipeline, partially offset by lower throughput on Alberta Ethane Gathering System and lower interruptible volumes on the Alliance and Vantage pipelines. Additionally, lower interruptible volumes on Peace Pipeline and lower volumes on Drayton Valley Pipeline were largely offset by the Peace Pipeline Phase VI Expansion coming into service in June 2020 and additional revenue on the NEBC Pipeline.
  Facilities reported third quarter adjusted EBITDA of $251 million, which represents an eight percent increase compared to the same period in the prior year. The third quarter was positively impacted by the contribution from Vancouver Wharves, following the Kinder Acquisition, and Duvernay II being place into service, combined with increased revenue at Kakwa River, partially offset by lower revenue at the Resthaven facility and the Cutbank Complex, as well as lower volumes at the Younger facility.
  Facilities volumes of 871 mboe/d in the third quarter represent a one percent increase compared to the same period in the prior year. Volumes during the third quarter were impacted by higher supply volumes at the Redwater Complex and revenue volumes associated with Duvernay II being placed into service, largely offset by lower volumes at the Younger facility due to a regularly scheduled turnaround.
  Marketing & New Ventures reported third quarter adjusted EBITDA of $34 million, which represents a 59 percent decrease compared to the same period in the prior year. The decrease was largely due to lower margins on crude oil and NGL sales as a result of the lower crude oil differentials and frac spreads during the third quarter of 2020, combined with a lower contribution from Aux Sable due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, which resulted in lower revenues.
  Marketed NGL volumes of 169 mboe/d in the third quarter, represent a four percent decrease compared to the same period in the prior year. Volumes for the third quarter decreased as Pembina proactively increased storage positions for NGL with the intention to monetize them during the upcoming winter season, partially offset by increased volumes at Aux Sable.

Executive Overview

Pembina's results for the third quarter of 2020 again reinforced the stability and resiliency of our business and the strategy that underpins it. Our focus on integration across the hydrocarbon value chain began over 10 years ago with the acquisition of the Cutbank Complex. It was furthered in 2012, by an expansion into the natural gas liquids midstream business, and then more so in 2017 with an expansion into the natural gas value chain. Along with integration came diversification of customers, commodities and currencies. Finally, an unwavering commitment to Pembina's financial guardrails has been a common thread through this cycle and those which have preceded it, including the 2015-16 oil price collapse and the 2008-09 financial crisis. Evidence of Pembina's resilience include:

  Pembina continues to expect 2020 adjusted EBITDA to be within the Company's original guidance range set in the fourth quarter of 2019, albeit near the lower end of that range, or 96 percent of the midpoint of the original range. Based on our current outlook for the remainder of the year, the Company has narrowed its guidance range and expects to generate adjusted EBITDA of $3.25 billion to $3.30 billion in 2020. The primary drivers of the range include the results of the crude oil and NGL marketing business, the amount of interruptible volumes, the timing and completion of typical fourth quarter integrity and maintenance expense spending and the Company's share price, specifically relating to the impact on share-based incentive compensation;
  The underlying business is highly contracted, with approximately 95 percent of 2020 adjusted EBITDA supported by long-term, fee-based contracts, including approximately 72 percent coming from cost-of-service or take-or-pay contracts with no volume or price risk;
  Approximately 75 percent of the Company's credit exposure is with investment grade and split-rated counterparties or with counterparties secured by letters of credit. Non-investment grade and split-rated counterparty exposure is well diversified across various industries. Our counterparty portfolio is well diversified across approximately 200 counterparties, with our top 20 customers accounting for approximately 70 percent of our exposure;
  We serve the full hydrocarbon value chain, with approximately 40 percent of our business derived from the crude oil and condensate value chain, approximately 30 percent from the natural gas liquids value chain and approximately 30 percent from the natural gas value chain. While crude and condensate pricing has been weaker during the COVID-19 pandemic, natural gas prices have strengthened and supported stable results in our Facilities Division;
  Direct commodity exposure in Pembina's business is limited to the Marketing & New Ventures Division. For the last two years, our Marketing & New Ventures Division generated adjusted EBITDA in excess of $400 million annually, and in 2020, we expect to generate less than half of that under unprecedented circumstances. We have remained steadfast in our systematic natural gas liquids hedging program. By the fall of 2019, we had hedged 50 percent of our 2020 frac spread exposure, excluding Aux Sable, which to date has generated approximately $40 million of realized gains. We have secured hedges for 50 percent of our 2021 frac spread exposure, excluding Aux Sable, thus achieving our objective for the upcoming year. The 2021 hedges were executed throughout 2019 and 2020 and therefore reflect a combination of higher and lower frac spread environments but overall, provide protection against further narrowing of 2021 frac spreads;
  The balance sheet is strong and resilient. During the second quarter, Pembina's credit ratings were affirmed at BBB by both Standard & Poor's and DBRS Limited, with the outlook or trend maintained as Stable. It is worth noting that Pembina remains among a select group within the energy infrastructure sector that has not suffered a negative rating action over the past five years. In 2020 and 2021, we will reduce equity accounted investee debt by $158 million and $130 million, respectively, through scheduled amortization. Furthermore, at the end of the third quarter, available liquidity totaled $2.5 billion; and
  During the first nine months of 2020, Pembina's ratio of common share dividends to adjusted cash flow from operating activities was approximately 60 percent. Pembina's commitment to its dividend can be evidenced by examining its history. Throughout past commodity and financial cycles, as well as the conversion from a non-taxable to taxable entity, Pembina has maintained and grown its dividend.

While it is easy to become mired in the challenges facing the energy industry, a number of opportunities are beginning to come into greater focus and we remain optimistic as we approach 2021.

Firstly, the disruptions and challenges of the COVID-19 pandemic, deferral of major capital projects and new work-from-home protocols have afforded Pembina the opportunity to sharpen its focus on the productivity and efficiency of the business. Our focus has been overwhelmingly growth oriented for many years and current circumstances have created space to enhance another capability, ultimately benefiting all our stakeholders – customers, investors, employees and communities. In March, we announced a target of reducing full year operating and general and administrative expenses by $100 million relative to the Company's 2020 budget. We currently expect that 2020 cost savings will exceed our original target by approximately 50 percent.  A significant portion of those savings are expected to be sustainable into 2021 and beyond.

Secondly, activity levels have stabilized and are beginning to improve. In Pembina's conventional pipelines business, physical volumes in July and August were consistent with levels seen at the end of the second quarter, or roughly eight percent below first quarter levels and well above the lows experienced in late April and early May.  As is typical for the third quarter of each year, physical volumes declined in September as operators elected to perform routine maintenance and turnaround activities. Additional unplanned outages at third-party facilities also contributed to lower physical volumes. October physical volumes have since recovered to levels slightly above those in July and August. Notably, despite slightly lower and more volatile physical volumes, due to the take-or-pay nature of the underlying contracts, revenue volumes in the conventional pipeline business during the third quarter were relatively unaffected.

Finally, Pembina continues to evaluate its portfolio of deferred projects. As it relates to the Phase VII Peace Pipeline Expansion in particular, engineering work is ongoing and focused on optimizing the scope of the project to meet customers' needs. As a result of this work, estimated project costs are trending materially lower. Phase VII and the other deferred projects, including CKPC's PDH/PP Facility, and the conditions under which they may be restarted, continue to be evaluated within the context of our customers' future plans and the ongoing COVID-19 pandemic and resulting global economic outlook. Further options for allocating capital include funding a growing backlog of other uncommitted growth projects, debt repayment and returning capital to shareholders. Pembina looks forward to providing a fulsome business update in early December, including an update on each of the Company's currently deferred capital projects, as well as its 2021 outlook, capital budget and funding plan.

Projects and New Developments1

Pipelines:

  While the Phase VII Peace Pipeline Expansion remains deferred, the Company continues to advance engineering work and optimize scope to meet customers' needs.
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(1)	For further details on the Company's significant assets, including definitions, refer to Pembina's Annual Information Form filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Facilities:

  Subsequent to the quarter, Pembina completed the startup of new fractionation and terminalling facilities at the Empress NGL Extraction Facility. This project was placed into service on time and on budget. These new assets add approximately 30,000 barrels per day ("bpd") of propane-plus fractionation capacity and enable Pembina to optimize propane marketing from the facility between eastern and western markets.
  Pembina continues to progress Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20,000 bpd of inlet condensate stabilization; and other associated infrastructure. Construction is substantially complete and commissioning work is currently progressing as planned. The capital budget is $200 million and the project is trending under budget with an expected in-service date in the fourth quarter of 2020.
  Development continues at Pembina's Prince Rupert Terminal located on Watson Island, British Columbia. The approximately 25,000 bpd project will primarily source propane from the Company's Redwater Complex. All site construction activities have restarted since being temporarily halted during March, April and May as a result of the COVID-19 pandemic. Facility piping and on-site sphere construction, as well as marine and electrical work continue to progress to completion. The project has a capital budget of $250 million and is trending over budget with an expected in-service date in the first quarter of 2021.
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. Construction is substantially complete. The capital budget for the Hythe Developments project is $240 million, net to Pembina, with an anticipated in-service date of late 2020.

Financing

  Subsequent to quarter end, on November 2, 2020, Pembina announced that it did not intend to exercise its right to redeem the currently outstanding 9,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 ("Series 9 Shares") on December 1, 2020 (the "Conversion Date"). As a result, subject to the terms of the Series 9 Shares, the holders of the Series 9 Shares will have the right to convert all or part of their Series 9 shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 10 ("Series 10 Shares") on the Conversion Date. Holders who do not exercise their right to convert their Series 9 Shares into Series 10 Shares will retain their Series 9 Shares. The deadline to provide notice of exercise of the right to convert Series 9 Shares into Series 10 Shares is 3:00 (MST) / 5:00 (EST) on November 16, 2020. For more information on the terms of the Series 9 Shares and the Series 10 Shares, please see the prospectus supplement dated April 2, 2015, which can be found under Pembina's profile on SEDAR at www.sedar.com or on the Company's website at www.pembina.com and the news release dated November 2, 2020.

Dividends

  Pembina declared and paid dividends of $0.21 per common share in July, August and September 2020 for the applicable record dates.
  Pembina declared and paid quarterly dividends per Class A preferred share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of August 4, 2020. Pembina also declared and paid quarterly dividends per Class A preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on September 15, 2020. Pembina also declared and paid quarterly dividends per Class A preferred share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on July 31, 2020.

Third Quarter 2020 Conference Call & Webcast

Pembina will host a conference call on Friday, November 6, 2020 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the third quarter of 2020. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 13, 2020 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 4396278.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1290111&tp_key=6417bd122e in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the expected timing thereof; expectations about industry activities and development opportunities; expectations about future growth opportunities and the demand for our service; expectations regarding new corporate developments and their impact on access to markets; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; plans and activities related to deferred projects and estimated project costs; the impact of current market conditions on Pembina; expectations regarding adjusted EBITDA; Pembina's hedging strategy and expected results therefrom; expected sources of liquidity; expected cost savings and Pembina's ability to maintain such cost savings into the future; expectations regarding Pembina's NGL storage positions and its intentions with respect thereto; expected volumes across Pembina's conventional pipelines business; levels and types of contracted volumes; Pembina's options for allocating capital; timing of the provision of the 2021 outlook; Pembina's intentions with respect to the conversion of the Series 9 Shares; Pembina's commitment to and the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the Kinder Acquisition) due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share of cash paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in adjusted EBITDA.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the three and nine months ended September 30, 2020, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 05-NOV-20